1701 Hollis Street
Suite 400, Founders Square
TSX: GAM / NYSE: GRS / BSX: GL7	PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Halifax, November 12, 2008

Gammon Gold Reports Q3 2008 Financial Results
Along with a Progress Update on Key Expansion Initiatives

Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS) in reporting third quarter unaudited financial results for the three-months ended September 30, 2008, the Company is also pleased to announce that it continues to successfully deliver on a number of key milestones related to its expansion program while continuing to deliver on the turnaround strategies established in December, 2007. All figures reported are in U.S. dollars unless otherwise indicated.

Operational & Expansion Highlights

For the nine-months ended September 30, 2008, Gammon has funded $51 million of its capital and exploration investment program through the $83 million (225%) improvement in operating cash flow over the year to date period in 2007. During the third and into the fourth quarter Gammon has achieved several key strategic milestones summarized as follows:

Ocampo

  Phase I mill capital expansion program to 2,400 – 2,600 tonnes per day, representing an initial 60-73% increase over original design rated capacity, was completed on-time and on-budget

  In October, a pre-commissioning daily average milling rate of 1,940 tonnes per day was achieved (a 29% increase over the original design rated capacity)

  Final stages of commissioning commenced in November and for the 9 days ending November 10 the mill averaged approximately 2,340 tonnes per day despite shutting down on November 6th to repair the lubrication system on the rod mill, of which the last four days have averaged 2,494 tonnes per day. Approaching the new targeted capacity range so quickly during the commissioning phase is a testament to the circuit de-bottlenecking done throughout October where during the second half of the month the operations averaged approximately 2,100 tonnes per day without the third filter being commissioned

  Phase II of the mill capital expansion program to achieve an additional 10% capacity was commenced in October with final commissioning due in the latter part of Q1 2009

  Phase III mill expansion engineering design has been awarded and is scheduled for completion in Q1, 2009 at which time the Company will announce the updated processing capacity for Ocampo

  The Heap Leach capital expansion program was completed on-time and on-budget in the third quarter with October's stacking rate of over 11,125 tonnes per day being the best ever performance

  The new open pit sequencing plans, which were developed in early Q3 by a third party allowed for the immediate reduction in waste stripping requirements in August. The average strip ratio of 6.4:1 during the third quarter represents a 41% improvement over the same period in 2007. The strip ratio continued to decline in the fourth quarter with October reducing to 4.74:1. In conjunction with the reduction in stripping, haulage distances have been significantly reduced with the commissioning of new haulage roads and waste dumps in mid-October

  The previously announced discovery of bonanza grade in the underground San Amado vein at Ocampo with two holes intercepting grades ranging from 30-80 g/t gold and 681-2,126 g/t silver

  92% of the drill holes in the inferred drilling program at the Plaza des Gallos pit have intersected ore grade material, largely validating the pit resource model

El Cubo

  A workforce reduction of approximately 254 workers (20%) at a cost of $600,000 took place in Q3 with an anticipated payback period of approximately 3 months, without major disruption

  The 600 metre haulage level to the Las Torres mill is currently operating at over 60% capacity. Commissioning an additional locomotive and associated carriages in December will allow for capacity to increase to some 1,400 tonnes per day, or over 80%

Guadalupe y Calvo

  Drill results from Guadalupe y Calvo continue to be very encouraging at this highly prospective advanced exploration property and we remain on target to complete a Scoping Study on the open pit by the end of Q1 2009

  52% of the drilling program that is targeting the underground structures is intersecting potentially economic widths and grades

"Typically, when launching a turnaround strategy the productivity challenges are the sole item that the management team focuses on. At Ocampo, however, the turnaround strategy developed in December 2007 set forth plans to not only address the business critical productivity initiatives but to also embark on a transformational expansion program. Year over year, we have not only seen processing and heap leach average daily production rates improve by 50% and 41% respectively, but have also seen design rate capacities exceeded. The heap leach, averaging 11,125 tonnes per day in October, is now well positioned to leverage its expanded capacity throughout Q4 2008 and onward, while the mill ramp up to 2,400-2,600 tonnes per day is progressing exceptionally well in November" stated René Marion, Chief Executive Officer of Gammon Gold. He continued, "Even before completing the first phase of the mill expansion, management has already embarked upon the second phase of the expansion program which will see mill capacity increase up to a further 10% which is expected to be available late in the first quarter of 2009 and is being achieved at minimal capital investment. Given the progress made to date, the Company fully anticipates that we are positioning Q4, 2008 to potentially deliver the best production quarter this year."

2008 Guidance

The guidance provided on March 31, 2008 for 2008 production used a gold equivalency ratio* of 55:1. Allowing for the further 27% gold equivalency ratio devaluation in the fourth quarter over Q3 (40% since the first half of 2008 to 75:1), the Company is now providing the following guidance for fiscal 2008:

  Gold production from 150,000 – 160,000 ounces;

  Silver production from 5,900,000 – 6,200,000 ounces;

  Gold equivalent production from 250,000 – 265,000** ounces; and

  Total cash costs per gold equivalent ounce from $540 – $565***

* Gold equivalency ratio relates to the ratio of realized gold market value per ounce to realized silver market value per ounce and this ratio is used to convert silver production into equivalent gold production when reporting the total gold equivalent production for the Company.

**Assuming a gold to silver ratio of 75:1 in November and December

***Subject to December 31, 2008 gold and silver prices and any related year-end adjustments

The Company is currently in the process of updating the life of mine plans at its operations, following which, the Company will be releasing the revised three year guidance with updated reserves in the latter part of Q1 2009, which will include the Phase II and Phase III mill capital expansion at Ocampo that is currently underway and the results of the Guadalupe y Calvo Scoping Study.

Summarized Financial and Operating Results

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
Gold ounces sold	33,914	25,104	109,642	92,442
Silver ounces sold	1,338,864	1,068,809	4,072,221	3,844,254
Gold equivalent ounces sold(1)	56,573	44,863	184,366	168,231
Gold equivalency rate	59	54	54	51
Gold ounces produced	34,096	26,444	110,660	93,816
Silver ounces produced	1,372,123	1,115,233	4,128,981	3,894,907
Gold equivalent ounces produced(1)	57,521	47,091	186,621	170,550
Revenue from mining operations	$48,342	$30,444	$164,260	$112,359
Production costs, excluding amortization and
depletion	$41,220	$33,957	$104,220	$111,111
Net (loss) / earnings	($6,529)	($44,835)	$8,482	($80,585)
Net (loss) / earnings per share	($0.05)	($0.38)	$0.07	($0.72)
Net (loss) / earnings per share, diluted(2)	($0.05)	($0.38)	$0.07	($0.72)
Adjusted net (loss) / earnings(3)	($7,283)	($41,610)	$6,317	($71,753)
Adjusted net (loss) / earnings per share(3)	($0.06)	($0.35)	$0.05	($0.64)
Cash flows from / (used in) operations	$7,080	($10,475)	$45,976	($36,902)
Net free cash flow(3)	($10,353)	($36,648)	($4,462)	($92,573)
Total cash costs per gold equivalent ounce(3)	$735	$764	$572	$668
Total cash costs per gold ounce(3)	$655	$832	$353	$668
Average realized gold price per ounce	$855	$679	$890	$669
Average realized silver price per ounce	$14.46	$12.54	$16.38	$13.14
Cash dividends declared	$Nil	$Nil	$Nil	$Nil

(1)

Gold equivalent ounces are calculated based on actual sales.

(2)

Net loss per share on a diluted basis equals net loss per share on an undiluted basis for the three months ended September 30, 2008 and three and nine months ended September 30, 2007, as all factors were anti-dilutive.

(3)

See the Non-GAAP Measures section on page 18 of the Company's Management's Discussion and Analysis.

Third Quarter Highlights

The third quarter is the rainy season in Mexico, and as a result, the Company had budgeted fewer ounces to be produced from the Ocampo heap leach pad. The planned rainy season mitigation strategies resulted in total gold production improving by 29% to 34,096 ounces as compared to 26,444 ounces in Q3 2007. Total silver production also improved by 23% to 1,372,123 ounces as compared to 1,115,233 ounces in Q3 2007, and represents one of the best quarterly production levels in the history of the Company. Despite the adverse gold to silver ratio during the quarter, gold equivalent production improved by 22% to 57,521 ounces as compared to 47,091 ounces in Q3 2007.

Revenue from mining operations increased 59% to $48.3 million compared to $30.4 million in the third quarter of 2007, reflecting increased production and an average quarterly gold selling price of $855 per ounce and silver selling price of $14.46 per ounce, versus average quarterly selling prices of $679 and $12.54 per ounce of gold and silver respectively, in 2007.

Quarterly cash costs per gold equivalent ounce of $735 were negatively impacted as a result of the unfavourable increase in the gold equivalency ratio. If the gold equivalency rate had remained at Q2 levels, consolidated cash costs per gold equivalent ounce would have been $694.

Net loss and net loss per share of $6.5 million and $0.05 respectively improved period over period, versus a net loss and net loss per share of $44.8 million and $0.38 respectively in the third quarter of 2007.

Third quarter cash flow from operations increased by $17.6 million to a positive $7.1 million, compared to a negative $10.5 million during the same period in 2007. Year-to-date operating cash flows increased by $82.9 million when compared to the same period in 2007.

Net free cash flow (see Non-GAAP measures on page 18 of the Q3 2008 Management's Discussion and Analysis) of negative $10.4 million during the quarter improved period over period, compared to negative net free cash flow of $36.6 million in the third quarter of 2007.

"In line with plan, production of gold and silver in the quarter was significantly higher than the same quarter in 2007. However, the devaluation in the silver price relative to gold negatively impacted the calculation of gold equivalent ounces in the quarter as did the sequenced increase of silver production to gold production, both of which negatively impacted the quarterly cash cost per gold equivalent ounce" said Russell Tremayne, Chief Operating Officer of Gammon Gold Inc.

"Impacting the quarterly total cash cost per gold equivalent ounce was a non-cash, mark-to-market inventory carrying value adjustment for low grade ore in process inventories together with other inventory adjustments of $88 per gold equivalent ounce, which was required to reflect the new realizable value in the period end metal prices. In addition, certain costs adversely impacted the quarterly total cash costs per gold equivalent ounce, namely adverse gold equivalency ratios, workforce restructuring costs at El Cubo, the dedicated in-situ test mining plan at El Cubo, and the reorganization of Ocampo's underground operations, amongst other miscellaneous items as depicted in the cash cost reconciliation chart below" stated Scott Perry, Chief Financial Officer of Gammon Gold Inc.

Consolidated Q3 Cash Cost Per Eq. Gold Ounce Breakdown

Mr. Perry continued, "It gives me great comfort that with higher production levels forecasted in November and December, we have already seen October's costs in line with the first half of 2008. Year to date positive operating cash flows continue to increase and improve our financial foundation while on the liquidity front, advanced negotiations are presently underway with the Company's existing financiers to restructure and extend the current debt facility which is presently due to mature on December 31st, 2008. Preliminary terms and conditions, although subject to possible change, have been discussed with the financiers and are incorporated in the Bank's loan evaluation approval assessment that is currently being presented through the Bank's credit review and approval processes."

Nine Months ended September 30, 2008

During the first nine months of 2008 the Company sold 109,642 gold ounces, 4,072,221 silver ounces, or 184,366 gold equivalent ounces, which represents an increase of 10% over sales of gold equivalent ounces in the same period of the prior year. Total year-to-date revenues have increased to $164.3 million, compared to year-to-date revenues in 2007 of $112.4 million. This $51.9 million increase is due to stronger realized metal prices and increased sales of gold and silver ounces

Consolidated net earnings were $8.5 million in the first nine months of 2008, representing an $89.1 million improvement over the Company's consolidated net loss of $80.6 million in the first nine months of 2007. This increase in earnings is due to increased production, higher metal prices, and the positive effects of the Company's turn-around strategy that are being realized in 2008. Also contributing to the improvement year-over-year is the $12.5 million reduction in tax expense and the $13 million increase in foreign exchange gains in 2008 versus 2007

Total cash costs per gold equivalent ounce for the nine months ended September 30, 2008 decreased 14% to $572 compared to $668 per gold equivalent ounce in the same period in 2007. This reduction in cash costs per gold equivalent ounce is as a result of improved productivity and targeted production cost reductions achieved through the Company's turn-around strategy

Exploration Highlights

During 2008, the Company announced an 18 month, $26 to 29 million exploration program, and drilling is underway at both Ocampo and El Cubo, together with a Scoping Study drilling and metallurgical program at the Company's advanced exploration property, Guadalupe y Calvo. Mr. Peter Drobeck, Senior Vice President of Exploration and Business Development will oversee the execution of this exploration program and allow the Company to dedicate attention to the development of our highly prospective asset base. Highlights during the quarter include:

  Discovery of new bonanza grade mineralization on the San Amado underground vein in the northeastern most part of the Ocampo mine. Drill hole results from the 1,611 metre level discovered unusually high grade gold-silver mineralization that is open to expansion in three directions

  An advanced Scoping Study program is currently underway at our advanced exploration property Guadalupe y Calvo with 61% of the planned 50,000 metres of drilling complete. The Scoping Study and engineering work is anticipated to be completed by the end of Q1 2009. Promising drill results continue to be received that indicates the potential for an underground mine below the previously recognized open pit, with a significant number of high-grade gold-silver intercepts received to date

Corporate Highlights

  Subsequent to quarter-end, Mr. Peter Drobeck assumed the role of Senior Vice President of Exploration & Business Development. Mr. Drobeck has over twenty-eight years of mining industry experience that has focused on precious / base-metal exploration in a wide variety of geologic, geographic, and cultural settings in North and South America, Africa, and Asia including a number of years working in Mexico

  On October 14, 2008 the Company began trading on the New York Stock Exchange under the trading symbol "GRS"

  During the quarter, a settlement agreement was reached related to a $12.4 million claim brought against the Company by Midas Fund Inc. Midas agreed to dismiss the claim in exchange for a $200,000 cash payment by the Company. The settlement did not constitute an admission of liability by Gammon or the other defendants

"While we have always been excited by the potential of our assets, the Company has been primarily focused on operations however, with the appointment of Peter Drobeck, the Company will be able to steward an extremely important aspect of our business by leading the exploration and development of our assets" stated René Marion, Chief Executive Officer of Gammon Gold. "Additionally, we believe that our recent NYSE listing will provide increased liquidity and enhanced visibility for Gammon that will benefit our shareholders and is testament to what the new management team has been able to accomplish over the past 9-12 months."

Unaudited Financial Statements and the Management's Discussion and Analysis for the three-months and nine-months ended September, 2008 are posted on SEDAR at www.sedar.com and on the Company's website at www.gammongold.com.

Conference Call & Webcast

A webcast and conference call will be held on Wednesday, November 12, 2008 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

  Toll Free: 1-800-731-6941

When the Operator answers please ask to be placed into the Gammon Gold Third Quarter Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2431000

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, Wednesday, November 19, 2008 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-640-1917     Passcode: 21285089#
  North America Toll Free: 1-877-289-8525         Passcode: 21285089#
  Outside North America: 1-416-640-1917          Passcode: 21285089#

Archive Webcast:

The webcast will be archived for 365 days by following the link provided below: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2431000 or via the Company's website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, statements regarding future cash costs and production at El Cubo and Ocampo and the ability to continue to successfully implement the Company's turn-around strategy, statements regarding the timing and capacity upgrades of the Ocampo mill expansion, statements regarding the restructuring and extension of the Company's debt facility, statements regarding the resource growth potential of Guadalupe y Calvo, statements regarding the company's ability to continue its improved cash flow performance, the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo and Guadalupe y Calvo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company's Annual Information Form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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